UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   PROFESSIONAL WRESTLING ALLIANCE CORPORATION
                                (Name of Issuer)


                         Common Stock, par value $0.001
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
        ----------------------------------------------------------------
                                 (CUSIP Number)


                   Professional Wrestling Alliance Corporation
                               15692 Gault Street
                                  Van Nuys, CA
                                 (818) 786-7154
      -------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                January 28, 2000
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         A-Z Professional Consultants, Inc.is a corporation organized under laws of the State of Utah.

              7)       SOLE VOTING POWER                           11,915
NUMBER OF
SHARES
BENEFICIALLY  8)       SHARED VOTING POWER                         25,000,000
OWNED BY
EACH
REPORTING     9)       SOLE DISPOSITIVE POWER                      11,915
PERSON WITH

              10)      SHARED DISPOSITIVE POWER                    -25,000,000


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,915

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .0157%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                         Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants, Inc., Retirement Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         PF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         A-Z Professional Consultants, Inc., Retirement Trust is an individual trust organized under laws of the State of Utah.


                7)       SOLE VOTING POWER                           25,000,000
NUMBER OF
SHARES
BENEFICIALLY    8)       SHARED VOTING POWER                         11,915
OWNED BY
EACH
REPORTING       9)       SOLE DISPOSITIVE POWER                      25,000,000
PERSON WITH

                10)      SHARED DISPOSITIVE POWER                     11,915


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33%

14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 3 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Wolfson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                        (A)  ( x )
                                                        (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Allen Wolfson is a resident of the State of Utah.

               7)       SOLE VOTING POWER                           -0-
NUMBER OF
SHARES
BENEFICIALLY   8)       SHARED VOTING POWER                         25,011,915
OWNED BY
EACH
REPORTING      9)       SOLE DISPOSITIVE POWER                      -0-
PERSON WITH

               10)      SHARED DISPOSITIVE POWER                    25,011,915


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,011,915

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.975%

14)      TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Professional Wrestling Alliance ("Common Stock"). Professional Wrestling Alliance Corporation, a Delaware corporation, has its principal executive offices located at 15962 Gault Street, Van Nuys, California 91406. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by A-Z Professional Consultants, Inc.("A-Z Professional Consultants"), A-Z Professional Consultants, Inc.,Retirement Trust ("A-Z Professional Retirement Trust"), Allen Wolfson ("Wolfson"), and BonnieJean C.Tippetts ("Tippetts").

(b) The principal business address for A-Z Professional, A-Z Professional Retirement Trust, Wolfson, and Tippetts is 268 West 400 South, Salt Lake City, Utah 84101.

(c) A-Z Professional is a consulting company. A-Z Professional Retirement Trust is a private trust. Wolfson is the sole shareholder of A-Z Professional and the sole beneficiary of the A-Z Professional Retirement Trust. Tippetts is the President of A-Z Professional Consultants and the Trustee of the A-Z Professional Retirement Trust.

(d) A-Z Professional, A-Z Professional Retirement Trust, Wolfson, and Tippetts have not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, A-Z Professional, A-Z Professional Retirement Trust, Wolfson, or Tippetts have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement entered into between Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen and A-Z Professional dated December 27, 1999 ("Agreement") and attached hereto as Exhibit "A", Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen transferred 25,000,000 shares of the Issuer's common stock to A-Z Professional Retirement Trust in exchange for $10,000 cash.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer. Both A-Z Professional and A-Z Retirement Trust acquired its shares of the Issuer's common stock for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting individual except for that: A-Z Professional Consultants, Inc., a Utah corporation, is 100% owned by Allen Wolfson. BonnieJean C. Tippetts is the President of A-Z Professional Consultants, Inc. A-Z Professional Consultants,
Inc., Retirement Trust, is a private trust owned by A-Z Professional Consultants, Inc., with Allen Wolfson as beneficiary and BonnieJean C. Tippetts as trustee.

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement entered into between Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen and A-Z Professional dated December 27, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      A-Z Professional Consultants, Inc.
                      a Utah corporation

Date:3/7/2000         By:/s/  BonnieJean C. Tippetts
                      BonnieJean C. Tippetts

                      Its: President


                      A-Z Professional Consultants, Inc., Retirement Trust, a private trust

Date:3/7/2000         By:/s/  BonnieJean C. Tippetts
                      BonnieJean C. Tippetts

                      Its: Trustee


                      Allen Wolfson

Date:3/7/2000         By:/s/  Allen Wolfson
                      Allen Wolfson



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).